ING Life Insurance and Annuity Company
Variable Annuity Account C

ING MAP Plus NP^{SM}

**Supplement dated April 29, 2005 to the
Contract Prospectus dated April 29, 2005**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus. You should read this Supplement along with the current Contract Prospectus.

1. The following replaces the first paragraph in the section entitled "Fees - II. Fees Deducted from the Subaccounts - Subaccount Administrative Adjustment Charge" on page 26 of the Prospectus:

    Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%

2. The following replaces the first line in the section entitled "Fees - II. Fees Deducted from the Subaccounts - Transferred Asset Benefit Charge" on page 27 of the Prospectus:

    Maximum Amount. 0.50%